Exhibit 2.4

STRICTLY CONFIDENTIAL

October 25, 2016

VIA E-MAIL

VP Holdco, Inc.

Victory Packaging Management, LLC

3555 Timmons Lane, Suite 1400

Houston, Texas 77401

Attention:  H. Benjamin Samuels

RE:                          Amendment to Equity Purchase Agreement

Dear Ben:

This letter agreement (“Agreement”) memorializes the mutual understanding of KapStone Kraft Paper Corporation (“Kraft”), KapStone Charleston Kraft LLC (“Charleston” and, together with Kraft, the “Buyers”), Victory Packaging Management, LLC (the “Sellers’ Representative”) and VP Holdco, Inc. (“VP Holdco” and, together with the Sellers’ Representative, the “Sellers”) with respect to the amendments to the Equity Purchase Agreement, dated as of May 4, 2015 (the “Purchase Agreement”), by and among the Buyers and the Sellers.  Capitalized terms used but not otherwise defined or referenced herein shall have the meanings assigned to them in the Purchase Agreement.

1.                                      Amendments of Purchase Agreement.

(a)                                 The parties hereby acknowledge and agree that the definition of “Basket” in Section 1.1 of the Purchase Agreement is hereby amended and restated as follows:

“Basket” means $3,000,000.”

(b)                                 The parties hereby acknowledge and agree that Section 11.1(a)(A) of the Purchase Agreement is hereby amended and restated as follows:

“(A) the Sellers’ obligation to defend, indemnify and hold harmless each Buyer Group Member with respect to clause (i) of this Section 11.1(a) (other than with respect to Sellers’ obligations with respect to inaccuracies of the representations and warranties contained in Sections 5.1(a), (c)-(e), 5.2(a), 5.6(e)(i), the last sentence of 5.7, 5.13 and 5.23 (collectively, the “Sellers’ Fundamental Representations”), as to which this clause (A) shall have no effect) shall be limited as follows:

(1)                                 the Sellers shall be required to defend, indemnify and hold harmless the Buyer Group Members against the first $2,500,000 in aggregate Losses and Expenses incurred by Buyer Group Members;

KapStone Paper and Packaging Corporation | 1101 Skokie Blvd., Suite 300 | Northbrook, Illinois 60062

(2)                                 the Sellers shall not be required to defend, indemnify and hold harmless the Buyer Group Members against the next $500,000 in aggregate of Losses and Expenses incurred by Buyer Group Members after Buyer Group Members have incurred Losses and Expenses exceeding $2,500,000 in the aggregate; and

(3)                                 the Sellers shall be required to defend, indemnify and hold harmless the Buyer Group Members against all Losses and Expenses incurred by Buyer Group Members in excess of $3,000,000 in the aggregate after the aggregate amount of all Losses and Expenses incurred by Buyer Group Members exceeds $3,000,000;

provided further, no Seller shall be liable for any individual Loss or Expense (or series of related Losses or Expenses) otherwise recoverable under Section 11.1(a)(i) which does not exceed $25,000 (which Loss or Expense shall not be counted towards the other limits in this subclause (A) and the following subclause (B)); and”

(c)                                  The parties hereby acknowledge and agree that Section 3.5(c) of the Purchase Agreement is hereby amended and restated as follows:

“(c) There shall be included in Adjusted EBITDA the positive Adjusted EBITDA (calculated from the date of acquisition of such Acquired Business to the end of the Earnout Period (or, if applicable the Stub Period) and excluding any Adjusted EBITDA of such Acquired Business prior to the date of acquisition of such Acquired Business) of any Acquired Businesses during the period in question, and the term “Acquired Companies” for purposes of this Section 3.5 shall be deemed to additionally include such Acquired Businesses.  Buyer shall provide prompt written notice to Sellers’ Representative of any Qualified Acquisition during the Earnout Period, including the nature of the Acquired Business and historical financial information thereof received in connection with the Acquisition.”

2.                                      Representations and Warranties.  By signing below, each of the parties represents and warrants to the other parties hereto as follows:

(a)                                 Such party has full right, power, and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement has been duly executed and validly delivered by such party and is a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(b)                                 This Agreement has been duly authorized by, and the individual executing this Agreement on behalf of such party has been duly authorized to do so by, all requisite corporate or limited liability company (as applicable) action.

3.                                      Governing Law.  This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without reference to any jurisdiction’s principles of conflicts of laws to the contrary.  Any disputes arising hereunder shall be resolved in accordance with Section 13.15 of the Purchase Agreement.

4.                                      Counterparts.  This Agreement may be executed in multiple original, facsimile, or electronic counterparts, each of which will be deemed an original, both of which when taken together shall constitute one and the same document.

[Signature Pages Follows]

If the foregoing accurately reflects our mutual understanding regarding the above described matters, please so indicate by signing in the space provided below and returning a copy to my attention at your earliest convenience. Thank you in advance for your time and attention to this matter.

Respectfully,

“BUYERS”

KAPSTONE KRAFT PAPER CORPORATION KAPSTONE CHARLESTON KRAFT LLC

/s/Andrea K. Tarbox
		Name:	Andrea Tarbox
		Title:	Vice President and Chief Financial Officer

Acknowledged and agreed to:

“SELLERS”

VICTORY PACKAGING MANAGEMENT, LLC
VP HOLDCO, INC.

/s/ H. Benjamin Samuels
Name:	H. Benjamin Samuels
Title:	Chief Executive Officer

cc:	DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
Attention: W. Christopher Schaeper, Esq.